REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1.	Name and address of eligible institutional investor: Sprott Asset Management Inc. (the “Offeror”) 200 Bay Street, Suite 3450 Royal Bank Plaza, South Tower Toronto, Ontario M5J 2J2

2.

The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

As at January 31, 2004 there is a net increase in the holdings of 203,557 common shares (the “Common Shares”) and a net decrease in the holdings of 450,000 warrants (the “Warrants”) of NovaGold Resources Inc. (the “Issuer”). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 3.0% in the Offeror’s securityholdings.

3.

The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at January 31, 2004 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 4,829,049 Common Shares and 300,000 Warrants. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 9.6% of the issued and outstanding Common Shares.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b)
the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7.

The names of any joint actors in connection with the disclosure required by this report:

The managed accounts of the Offeror holding Common Shares and Warrants include the Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund Ltd., BluMont Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9.

A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of February, 2004.

SPROTT ASSET MANAGEMENT INC.

By:	“Neal Nenadovic”

Neal Nenadovic
Chief Financial Officer